Exhibit 99.2
Olive Garden LongHorn Steakhouse The Capital Grille
Bahama Breeze Seasons 52 Eddie V's Yard House
www.darden.com

NEWS/INFORMATION
Corporate Relations
P.O. Box 695011
Orlando, FL 32869-5011

FOR RELEASE	Contacts:
September 2, 2014	(Analysts) Matthew Stroud	(407) 245-5288
8:30 AM ET	(Media) Rich Jeffers	(407) 245-4189

DARDEN ANNOUNCES EXPECTED FISCAL FIRST QUARTER RESULTS THAT REFLECT CONTINUED PROGRESS ON OPERATING PRIORITIES AND AFFIRMS EARNINGS OUTLOOK FOR FISCAL 2015

Anticipated Results Also Show Improved Guest Satisfaction, Sales and Traffic Trends at Olive Garden as a Result of Brand Renaissance Plan

ORLANDO, FL, Sep. 2 - Darden Restaurants, Inc. (NYSE: DRI) today reported that it expects diluted net loss per share from continuing operations for its fiscal first quarter ended August 24, 2014 to be approximately 13 to 15 cents. On an adjusted basis, the Company expects diluted net earnings per share from continuing operations for its fiscal first quarter to be approximately 31 to 33 cents. The adjusted results exclude approximately two cents of Red Lobster related shared support costs incurred in June and July that moved to Red Lobster with the sale of that business, approximately three cents of costs related to other aspects of the Company’s strategic action plan, approximately four cents related to restaurant impairment charges and approximately 37 cents of debt breakage costs related to the planned retirement of $1 billion of the Company’s debt.

The Company reported that it anticipates U.S. same-restaurant sales for the first quarter to be approximately +2.8% for LongHorn Steakhouse, -1.3% for Olive Garden and +2.1% for its Specialty Restaurant Group. The Specialty Restaurant Group’s results reflect preliminary U.S. same-restaurant sales of approximately +3.9% for The Capital Grille, +2.5% for Eddie V’s, +2.3% for Yard House, +1.1% for Bahama Breeze and -0.3% for Seasons 52.

Darden also reported that preliminary U.S. same-restaurant sales for the fiscal first quarter by month for Olive Garden and LongHorn Steakhouse were as follows:

Olive Garden	June	July	August
Same-Restaurant Sales	-1.0%	-4.2%	0.8%
Same-Restaurant Traffic	-0.9%	-4.3%	-2.3%

LongHorn Steakhouse	June	July	August
Same-Restaurant Sales	3.3%	1.5%	3.2%
Same-Restaurant Traffic	-1.1%	-1.6%	0.2%

Olive Garden Brand Renaissance Plan

The Company reported continued progress on its Olive Garden Brand Renaissance Plan, including:

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Improvement in guest satisfaction scores across several categories in the first quarter, including Overall, Attentiveness, Pace of Meal and Food Taste, as a result of an intensified focus on service and food quality;

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Completion of three remodels that reflect significant interior and exterior changes, including a new logo and new signage, menus and plateware. This has resulted in a more than 10% increase in traffic on average in the remodeled restaurants as guests respond enthusiastically to the changes. With fiscal first-quarter same-restaurant sales of -2.1% at the approximately 300 restaurants in need of a remodel compared to -0.3% at the balance of Olive Garden’s restaurants, the remodel program is working and remains a high priority. Another 75 remodels are planned for fiscal 2015;

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A 13% increase in Olive Garden’s take-out business during the first quarter compared to the first quarter last year, enabled by the company-wide roll-out of online ordering during this year’s first quarter; and

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Testing of tablet technology in several restaurants, which has generated very encouraging results, including check growth due to an increase in add-on sales, increased table turns, a 60% pay-at-the-table rate and increased guest survey response rates, as well as an increase in tip percentage for servers.

“While we are pleased with our continued success at LongHorn and at our Specialty Restaurant brands, we are especially pleased with the progress we are making at Olive Garden,” said Gene Lee, President and Chief Operating Officer of Darden. “Improved same-restaurant sales and traffic trends indicate that the actions we are taking are continuing to get traction with consumers. At Olive Garden, we are seeing improvement in base traffic trends following the introduction of a comprehensive new menu in late February that offers better value and higher quality at both the low- and high-ends of the menu. The improvement in Olive Garden’s same-restaurant results for August is particularly encouraging since August of last year included three weeks of a proven guest-driving promotion - Never Ending Pasta Bowl - that was not repeated this period as this promotion has moved to late September. We are continuing to execute plans to build on the momentum we are seeing and look forward to reporting on further progress.”

Mr. Lee concluded, “The progress we are making would not be possible without the strong support and dedicated efforts of our operations leaders, restaurant staffs and restaurant support teams. Our team is excited about and energized by the changes taking place at Olive Garden, which are very clearly reinforcing their commitment to providing 100% guest delight.”

Fiscal 2015 Financial Outlook

Darden also commented on its sales and earnings expectations for fiscal year 2015. The Company affirmed that it continues to expect diluted net earnings per share from continuing operations of $1.81 to $1.90 for fiscal 2015. On an adjusted basis, the Company continues to anticipate diluted net earnings per share from continuing operations of $2.22 to $2.30 for the year, which excludes the cost of shared support incurred prior to the sale of Red Lobster that moved to Red Lobster with the sale, costs the Company expects to incur in connection with implementation of its strategic action plan and debt breakage costs. These expectations reflect the Company’s projection that U.S. same-restaurant sales growth for fiscal 2015 for Olive Garden, LongHorn Steakhouse and the Specialty Restaurant Group will be flat to +1%, +1% to +2% and approximately +2%, respectively. Current earnings expectations for the year also reflect previously announced plans for the opening of approximately 37 net new restaurants and a 53rd operating week.

Darden expects to release sales and earnings results for its fiscal first quarter on Friday, September 12, 2014, before the market opens.

About Darden Restaurants

Darden Restaurants, Inc., (NYSE: DRI), owns and operates more than 1,500 restaurants that generate approximately $6.3 billion in annual sales. Headquartered in Orlando, Fla., and employing more than 150,000 people, Darden is recognized for a culture that rewards caring for and responding to people. In 2014, Darden was named to the FORTUNE "100 Best Companies to Work For" list for the fourth year in a row. Our restaurant brands - Olive Garden, LongHorn Steakhouse, Bahama Breeze, Seasons 52, The Capital Grille, Eddie V's and Yard House - reflect the rich diversity of those who dine with us. Our brands are built on deep insights into what our guests want. For more information, please visit www.darden.com.

Information about Forward-Looking Statements

Forward-looking statements in this communication regarding our expected earnings performance and our ability to execute on our brand renaissance program and all other statements that are not historical facts, including without limitation statements concerning our future economic performance, plans or objectives and expectations regarding the sale of Red Lobster, benefits to Darden and its shareholders from such sale and related matters, are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements to reflect events or circumstances arising after such date except as required by law. We wish to caution investors not to place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. The most significant of these uncertainties are described in Darden's Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports). These risks and uncertainties include the ability to achieve Darden's strategic plan to enhance shareholder value including realizing the expected benefits from the sale of Red Lobster, actions of activist investors and the cost and disruption of responding to those actions, including any proxy contest for the election of directors at our annual meeting, food safety and food-borne illness concerns, litigation, unfavorable publicity, risks relating to public policy changes and federal, state and local regulation of our business including health care reform, labor and insurance costs, technology failures, failure to execute a business continuity plan following a disaster, health concerns including virus outbreaks, intense competition, failure to drive sales growth, our plans to expand our smaller brands Bahama Breeze, Seasons 52 and Eddie V's, a lack of suitable new restaurant locations, higher-than-anticipated costs to open, close, relocate or remodel restaurants, a failure to execute innovative marketing tactics and increased advertising and marketing costs, a failure to develop and recruit effective leaders, a failure to address cost pressures, shortages or interruptions in the delivery of food and other products, adverse weather conditions and natural disasters, volatility in the market value of derivatives, economic factors specific to the restaurant industry and general macroeconomic factors including unemployment and interest rates, disruptions in the financial markets, risks of doing business with franchisees and vendors in foreign markets, failure to protect our service marks or other intellectual property, impairment in the carrying value of our goodwill or other intangible assets, a failure of our internal controls over financial reporting, or changes in accounting standards, an inability or failure to manage the accelerated impact of social media and other factors and uncertainties discussed from time to time in reports filed by Darden with the Securities and Exchange Commission.

Important Additional Information

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from stockholders in connection with the Company’s 2014 annual meeting of stockholders (the “Annual Meeting”). Information regarding the names and interests of such participants in the Company’s proxy solicitation is set forth in the Company’s preliminary proxy statement, filed with the SEC on July 31, 2014, as amended, and the Company revocation solicitation statement, filed with the SEC on April 1, 2014. Additional information can be found in the Company’s Annual Report on Form 10-K for the year ended May 25, 2014, filed with the SEC on July 18, 2013. These documents are available free of charge at the SEC’s website at www.sec.gov.

The Company will be mailing a definitive proxy statement and proxy card to the stockholders entitled to vote at the Annual Meeting. WE URGE INVESTORS TO READ ANY PROXY STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY MAY FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of any proxy statement and any other documents filed by the Company with the SEC in connection with the proxy solicitation at the SEC’s website at www.sec.gov. In addition, copies will also be available at no charge at the Investors section of the Company’s website at http://investor.darden.com/investors/investor-relations/default.aspx.

Non-GAAP Information
The information in this press release includes financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”), such as adjusted diluted net earnings per share. The Company’s management uses these non-GAAP measures in its analysis of the Company’s performance. The Company believes that the presentation of certain non-GAAP measures provides useful supplemental information that is essential to a proper understanding of the operating results of the Company’s businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

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